UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-41734

Aurelion Inc.

(Translation of registrant’s name into English)

21st Floor, 100 Queen’s Road Central

Central, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

EXPLANATORY NOTE

The information contained in this current report on Form 6-K is incorporated by reference into the registration statement on Form F-3 of Aurelion Inc. (File No. 333-290953) and related prospectus, and shall be a part thereof from the date on which this current report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Expiration of Term of Independent Director

On October 29, 2026, Ms. Jackie You’s term as an independent director of Aurelion Inc. (the “Company”) expired in accordance with the terms of her appointment. As a result, Ms. You will no longer serve on the Company’s board and its respective committees.

The Board thanks Ms. You for her service to the Company and its committees and wishes her every success in the future. The Board is in the process of identifying a suitable candidate to fill the vacancy.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aurelion Inc.

Date: October 30, 2026	By:	/s/ Frank Zheng
	Name:	Frank Zheng
	Title:	Chief Executive Officer

2